EXHIBIT 12.1

AK STEEL HOLDING CORPORATION
RATIO OF EARNINGS TO COMBINED FIXED CHARGES
(dollars in millions)

	2010	2009	2008	2007	2006
Combined fixed charges:
Capitalized interest credit	$10.1	$7.8	$4.4	$3.6	$3.3
Interest factor in rent expense	3.2	2.8	3.3	3.7	2.8
Other interest and fixed charges	33.6	37.4	48.9	69.3	89.1
Preference dividends	—	—	—	—	—
Total combined fixed charges	$46.9	$48.0	$56.6	$76.6	$95.2

Earnings-pretax income (loss) with
applicable adjustments	$(125.4)	$(47.9)	$55.3	$674.5	$99.0

Ratio of earnings to combined fixed charges	NM*	NM*	NM*	8.8	1.0

* In 2010, 2009 and 2008, earnings were less than combined fixed charges by $172.3, $95.9 and $1.3, respectively.